YELL.

8 November 2005

news release news release **news release** news release **news release**

**Yell Group plc financial results for the six months ended 30 September 2005**
**A strong first half. Well on track to meet full year expectations**



- Group revenue up 17.6% to £711.1 million
- Group adjusted EBITDA up 15.8% to £232.9 million
- Adjusted profit after tax up 14.5% to £109.3 million
- Group operating cash conversion of 91.3% up from 84.8% last year
- Adjusted diluted earnings per share up 14.9% to 15.4 pence
- Interim dividend per share up 21% to 5.1 pence

(see notes below)

**John Condron, Chief Executive Officer, said:**

"These are good results, demonstrating the quality of our execution across the Group. Yell.com's excellent performance drove continued growth in the UK. In the US strong organic revenue growth of 19.4% drove an outstanding performance which was boosted by the acquisition of TransWestern.

"We continue to contribute fully to the investigation into the classified directories advertising services by the Competition Commission in the UK. In the US, the integration of TransWestern, particularly in the sales organisation, is progressing rapidly."

**John Davis, Chief Financial Officer, said:**

"We maintained our EBITDA growth momentum at the same time as we continued to invest for future revenue growth on both sides of the Atlantic. We expect to continue this investment during the remainder of the year, particularly as we integrate TransWestern.

"We are well on track to meet full year expectations. We have decided to eliminate the actuarially calculated pension deficit of £64.8 million by paying a special contribution to the pension plan within the next three months, and we are announcing a 21% increase in the interim dividend per share."

Notes:

- Unadjusted EBITDA was up 25.0% to £235.5 million; unadjusted profit before tax was up 18.2% to £103.4 million; and unadjusted diluted earnings per share were up 17.9% to 14.5 pence.
- The adjustments to the earnings figures above exclude exceptional items, net of tax, and amortisation of intangible assets, net of tax. Adjusted EBITDA is calculated on page 15; exceptional items are detailed on page 16 and the adjustments to profit after tax and earnings per share are detailed on page 18. Cash conversion is calculated on page 5.
- Results previously reported for the six months ended 30 September 2004 were reported under UK GAAP. All figures reported here are reported under International Financial Reporting Standards. A detailed reconciliation between UK GAAP and IFRS can be obtained in the IFRS conversion statements published on our website on 13 June 2005. Updates to the published IFRS conversion statements are set out on page 13.

**Enquiries**

**Yell - Investors**

Jill Sherratt
Tel +44 (0)118 950 6984
Mobile +44 (0)7764 879808

**Yell - Media**

Jon Salmon
Tel +44 (0)118 950 6656
Mobile +44 (0)7801 977340

**Citigate Dewe Rogerson**

Anthony Carlisle
Tel +44 (0)20 7638 9571
Mobile +44 (0)7973 611888

*This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2005 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.*

A copy of this release can be accessed at:
www.yellgroup.com/announcements

Our subsidiary, Yell Finance B.V., will furnish its results for the three and six months ended 30 September 2005 to the SEC on Form 6-K on 8 November 2005.

A copy of the submission can also be accessed on the Yell Group website.



**YELL GROUP PLC SUMMARY FINANCIAL RESULTS**

Yell.com's revenue growth rate accelerated to 56.7%. Recognised revenue per average searchable advertiser increased 17.1% following the introduction of higher prices to reflect increased value for advertisers. Searchable advertisers at the end of the period were 31.4% higher than last year at 159,000.

We expect at least 3% UK revenue growth for the current year.

*US operations*

Total US revenue grew 32.3% to £369.9 million, or 31.9% at a constant exchange rate. This included £40.0 million from the acquisition of TransWestern which we completed on 15 July 2005.

Excluding the new advertisers from TransWestern, Yellow Book increased unique advertisers by 7.1% to 255,000 and average revenue per unique advertiser by 10.0% to $2,346. Retention was slightly lower at 71% from 72% for the same period last year.

Organic revenue growth was 19.4%. Same-market growth was 9.7%, contributing 9.0% to the organic growth. The particularly extensive new launch programme of 22 directories also contributed 10.4%.

Revenue growth was offset by a 2.3% decrease in revenue, primarily arising from rescheduling publications to later periods of the current year as we continue to rebalance production.

The TransWestern acquisition added 14.1% to US revenue growth, with other smaller acquisitions adding a further 0.7%.

We are making excellent progress in the early stages of integrating TransWestern into Yellow Book. However, the TransWestern revenue in the period from 15 July to 30 September 2005 was almost entirely the result of sales made prior to the acquisition by the Yell Group, and these results do not yet reflect the expected future benefit of integration with the Yellow Book sales organisation.

We are confident that full year organic growth in US revenue will be at least in line with expectations of 12%.

**Adjusted EBITDA**

Group adjusted EBITDA increased by 15.8% to £232.9 million, or 15.6% at a constant exchange rate. The Group adjusted EBITDA margin decreased 0.5 percentage points to 32.8%, reflecting the expected decline in the UK printed directories margin. Adjusted EBITDA for the six months ended 30 September 2005 is stated before exceptional costs of £2.4 million relating to the TransWestern acquisition, and an exceptional credit of £5.0 million from releasing a provision for IPO costs in the UK.

UK adjusted EBITDA rose 3.4% to £132.4 million, reflecting the sustained progress of Yell.com, partially offset by our continued investment to support the revenue growth of the printed directories. Yell.com more than doubled its adjusted EBITDA to £10.9 million from £4.8 million in the same period last year. The overall UK adjusted EBITDA margin was 38.8%, compared with 39.4% in the same period last year, reflecting continued investment in the increasingly competitive market and the reduction of Yellow Pages rate card prices. We believe the EBITDA margin at the year end will be in line with expectations.

In the US, strong revenue growth and operational leverage resulted in 37.5% growth in adjusted EBITDA to £100.5 million, a 36.9% increase at a constant exchange rate. The US adjusted EBITDA margin increased from 26.1% to 27.2%. This growth was slightly lower than in the first quarter due to the phasing of investment in advertising and promotion. While we plan further investment in the US operations we still expect an annual increase of around 200 basis points in EBITDA margin for the full year.

**Pension deficit**

The tri-annual actuarial valuation of the Yell Pension Plan has been agreed as a deficit of £64.8 million at 5 April 2005. We intend to make a payment of £64.8 million to the Plan in order to repair this deficit within the next three months. We intend in the future to increase our annual contributions so as to sustain a fully funded position on an actuarially determined basis. In the US we have a 401 (k) plan where benefits paid out are determined by contributions made by the employee.

A deficit of £101.2 million is presented at 30 September 2005 using the assumptions required by IAS 19, which are more conservative than those used in actuarial valuations like the one mentioned above.

**Cash flow and net debt**

The Group converted 91.3% of adjusted EBITDA to cash, as compared to 84.8% last year. Group operating cash flow increased 24.7% to £212.7 million, or 24.4% at a constant exchange rate. We expect year end cash conversion to be around 75% as a result of the planned investment in working capital to bring TransWestern's payment terms in line with Yellow Book's. This does not take into account the pension deficit repair described above.

| | Six months ended 30 September 2004 £m | Six months ended 30 September 2005 £m |
|---|---|---|
| **Cash generated from operations** | 170.3 | **219.5** |
| Cash payments of exceptional items | 9.0 | **3.0** |
| Purchase of tangible fixed assets, net of sale proceeds | (8.7) | **(9.8)** |
| Operating cash flow | 170.6 | **212.7** |
| Adjusted EBITDA | 201.2 | **232.9** |
| **Cash conversion** | 84.8% | **91.3%** |

We expect our net tax payments for the full year to be around 40% of our tax expense. Net tax payments will be unusually low because of tax benefits acquired with TransWestern, the continued use of tax losses in the US and the planned pension deficit repair. We also received tax refunds in the period for amounts that we overpaid in previous years.

Free cash flow (cash generated from operations (£219.5 million) less net interest and tax payments (£44.0 million) and less the purchase of fixed assets (£9.8 million)) generated during the six months was £165.7 million.

Net debt at £1,952.1 million, which was up £846.0 million from 31 March 2005, represented a multiple of 4.2 times adjusted EBITDA on a pro forma basis(as if TransWestern had been part of the Group for the entire period) for the last 12 months.

On 15 July 2005 we successfully syndicated a new £2 billion credit facility to fund the acquisition of TransWestern and to refinance the entire £876.7 million of bank debt that existed at that date. Our senior notes remain unaffected. The movement in net debt for the six months ended 30 September 2005 arose as follows:

| | Net debt<br>£m |
|---|---|
| **At 31 March 2005** | 1,106.1 |
| Free cash flow | (165.7) |
| Purchase of subsidiary undertakings | 910.0 |
| Dividends paid to shareholders | 58.9 |
| Net finance costs increasing debt | 20.2 |
| Currency movements | 22.6 |
| **At 30 September 2005** | **1,952.1** |

Based on the enlarged group's strong cash generation, and including the pension deficit repair, we expect our net debt to be just over four times our pro forma EBITDA by 31 March 2006.

## NET RESULTS

### After tax results and exceptional items

Profit after tax for the financial period ended 30 September 2005 was £103.4 million, compared with a profit after tax for the financial period last year of £87.5 million. The effective tax rate in the six month period ended 30 September 2005 was 33.7%.

Adjusted profit after tax for the financial period of £109.3 million is stated before exceptional items net of tax and amortisation net of tax. Exceptional items include costs of £2.4 million (£1.5 million net of tax credit) arising from the TransWestern acquisition, a credit of £5.0 million from releasing a provision for IPO costs in the UK, and an additional charge of £7.8 million (£5.2 million net of tax credit) from the accelerated amortisation of finance fees related to bank debt refinancing. Amortisation of acquired intangible assets is £6.9 million (£4.2 million net of tax).

### Earnings and dividend per share

Diluted earnings per share were 15.4 pence before exceptional items and amortisation; an increase of 14.9% from last year. We are adding back amortisation net of tax in accordance with current best practice. As a result of this, last year's adjusted diluted earnings per share for the half year are 13.4 pence and for the full year are 26.2 pence, compared to 13.9 pence and 27.0 pence, respectively, when adding back gross amortisation.

Basic earnings per share before exceptional items and amortisation were 15.5 pence, as compared to 13.6 pence last year before exceptional items.

The Board has declared a 21% increase in the interim dividend to 5.1 pence per share, and this is expected to account for one third of the full year dividend.

The ex-dividend date will be 16 November 2005 and the interim dividend will be paid on 16 December 2005 to shareholders registered on 18 November 2005.

**UK REGULATION**

We have contributed fully to the investigation of "classified directories advertising services" by the Competition Commission.

The Competition Commission issued a revised timetable on 25 October 2005, lengthening the process by approximately six to eight weeks. The next publication, the Notification of Emerging Thinking, is now expected in January 2006 and the publication of the final report is expected in August 2006.

The Statement of Issues was published in August 2005 setting out the issues the Commission is considering in the Investigation. This statement, the revised timetable, the initial submissions from all parties and other related information can be found on the Commission's website at www.competition-commission.org.uk.

## KEY OPERATIONAL INFORMATION

| Unaudited | Six months ended 30 September | | |
|---|---|---|---|
| | 2004 | 2005 | Change |
| ***UK printed directories*** | | | |
| Unique advertisers (thousands) [a] | 254 | 244 | *(3.9%)* |
| Directory editions published | 55 | 57 | |
| Unique advertiser retention rate (%) [b] | 75 | 74 | |
| Revenue per unique advertiser (£) | 1,183 | 1,256 | *6.2%* |
| ***US printed directories (Yellow Book)*** | | | |
| Unique advertisers (thousands) [a] [c] | 238 | 255 | *7.1%* |
| Directory editions published | 259 | 271 | |
| Unique advertiser retention rate (%) [c] | 72 | 71 | |
| Revenue per unique advertiser ($) | 2,133 | 2,346 | *10.0%* |
| ***US printed directories (TransWestern)*** | | | |
| Unique advertisers (thousands) [a] [c] | - | 39 | |
| Directory editions published | - | 58 | |
| Unique advertiser retention rate (%) [c] | - | 70 | |
| Revenue per unique advertiser ($) | - | 1,827 | |
| ***Other UK products and services*** | | | |
| Yell.com searchable advertisers at 30 September (thousands)[d] | 121 | 159 | *31.4%* |
| Yell.com searches for September (millions) | 16 | 25 | *56.3%* |
| Yell.com revenue per average searchable advertiser (£)[e] | 146 | 171 | *17.1%* |

(a) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication.

(c) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the six months ended 30 September 2004 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(d) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase only products such as banners and domain names.

(e) Yell.com revenue per average searchable advertiser is calculated by dividing the recognised revenue for Yell.com in the six month period by the average number of Yell.com searchable advertisers (2004 – 112,000; 2005 - 150,000) in that period.

## YELL GROUP PLC AND SUBSIDIARIES

## UNAUDITED CONSOLIDATED INCOME STATEMENT

| | | Six months ended 30 September | |
|---|---|---|---|
| | *Notes* | **2004** | **2005** |
| | | ***£m*** | ***£m*** |
| **Revenue** | 2 | 604.6 | **711.1** |
| Cost of sales | | (271.6) | **(324.4)** |
| **Gross profit** | | 333.0 | **386.7** |
| Distribution costs | | (17.7) | **(21.8)** |
| Administrative expenses | 4 | (141.3) | **(147.9)** |
| **Operating profit** | 3 | 174.0 | **217.0** |
| Finance costs | | (48.3) | **(62.4)** |
| Finance income | | 0.6 | **1.3** |
| **Net finance costs** | 4 | (47.7) | **(61.1)** |
| **Profit on ordinary activities before taxation** | | 126.3 | **155.9** |
| Taxation | 5 | (38.8) | **(52.5)** |
| ***Profit for the financial period*** | 4 | 87.5 | **103.4** |
| | | ***(in pence)*** | ***(in pence)*** |
| Basic earnings per share | 7 | 12.5 | **14.7** |
| Diluted earnings per share | 7 | 12.3 | **14.5** |
| | | ***(£m)*** | ***(£m)*** |
| Declared interim ordinary dividend of 5.1 pence per share (2004 – 4.2 pence) | | 29.5 | **35.9** |

See notes to the financial information for additional details.

## UNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

| | Six months ended 30 September | |
|---|---|---|
| | 2004 | 2005 |
| | £m | £m |
| **Profit for the financial period** | 87.5 | **103.4** |
| Exchange differences on translation of foreign operations | 7.8 | **35.0** |
| Initial recognition of financial instruments used as hedges | - | **(2.9)** |
| Changes in retirement benefit obligations | - | **(5.0)** |
| Change in recorded value of financial instruments used as hedges | - | **4.7** |
| Tax effect of net losses not recognised in the income statement | - | **1.6** |
| Tax benefit (reversing) arising on unexercised stock options | (0.9) | **1.0** |
| Net gains not recognised in the income statement | 6.9 | **34.4** |
| ***Total recognised income for the period*** | 94.4 | **137.8** |

See notes to the financial information for additional details.

## UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

| | | Six months ended 30 September | |
|---|---|---|---|
| | | 2004 | 2005 |
| | | £m | £m |
| **Net cash inflow from operating activities** | | | |
| Cash generated from operations | | 170.3 | **219.5** |
| Interest paid | | (38.9) | **(46.2)** |
| Interest received | | 0.5 | **1.3** |
| Net income tax (paid) refunded | | (14.8) | **0.9** |
| Net cash inflow from operating activities | | 117.1 | **175.5** |
| **Cash flows from investing activities** | | | |
| Purchase of tangible fixed assets | 8 | (8.7) | **(9.8)** |
| Purchase of subsidiary undertakings | 9 | - | **(910.0)** |
| Net cash used in investing activities | | (8.7) | **(919.8)** |
| **Cash flows from financing activities** | | | |
| Proceeds from issuance of ordinary shares | | 1.2 | **0.2** |
| Purchase of own shares | | - | **(0.2)** |
| Acquisition of new loans | | - | **1,676.0** |
| Repayment of borrowings | | (45.0) | **(883.9)** |
| Financing fees paid | | - | **(13.3)** |
| Dividends paid to company's shareholders | | (41.8) | **(58.9)** |
| Net cash (used in) provided by financing activities | | (85.6) | **719.9** |
| **Net increase (decrease) in cash and cash equivalents** | | 22.8 | **(24.4)** |
| Cash and cash equivalents at beginning of the period | | 18.7 | **55.5** |
| Exchange gains on cash and cash equivalents | | 0.5 | **4.0** |
| **Cash and cash equivalents at end of the period** | | 42.0 | **35.1** |
| **Cash generated from operations** | | | |
| Profit for the period | | 87.5 | **103.4** |
| Adjustments for: | | | |
| Tax | | 38.8 | **52.5** |
| Depreciation of tangible fixed assets and amortisation of software costs | | 11.5 | **11.6** |
| Amortisation of other intangible assets | | - | **6.9** |
| Goodwill adjustment arising from previously unrecognised tax benefits acquired | | 2.9 | **-** |
| Interest income | | (0.5) | **(1.3)** |
| Interest expense | | 48.2 | **54.6** |
| Total exceptional items | | - | **5.2** |
| Changes in working capital: | | | |
| Inventories and directories in development | | (27.1) | **(19.5)** |
| Trade and other receivables | | (2.9) | **8.9** |
| Trade and other payables | | 9.3 | **(4.6)** |
| Other | | 2.6 | **1.8** |
| **Cash generated from operations** | | 170.3 | **219.5** |

See notes to the financial information for additional details.

**YELL GROUP PLC AND SUBSIDIARIES**

**UNAUDITED CONSOLIDATED BALANCE SHEET**

| | Notes | At 31 March 2005 £m | At 30 September 2005 £m |
|---|---|---|---|
| **Non current assets** | | | |
| Goodwill | | 1,706.0 | **2,424.7** |
| Other intangible assets | | - | **201.6** |
| Property, plant and equipment | | 40.1 | **39.2** |
| Deferred tax assets | 10 | 97.1 | **123.7** |
| Other assets | | 2.0 | **6.8** |
| ***Total non current assets*** | | 1,845.2 | **2,796.0** |
| **Current assets** | | | |
| Inventories | | 7.5 | **9.1** |
| Directories in development | | 165.1 | **216.4** |
| Trade and other receivables | 11 | 451.3 | **516.2** |
| Cash and cash equivalents | | 55.5 | **35.1** |
| **Total current assets** | | 679.4 | **776.8** |
| **Current liabilities** | | | |
| Loans and other borrowings | 12 | (91.3) | **(235.7)** |
| Corporation tax | | (28.2) | **(60.3)** |
| Trade and other payables | 13 | (258.8) | **(328.1)** |
| **Total current liabilities** | | (378.3) | **(624.1)** |
| **Net current assets** | | 301.1 | **152.7** |
| **Total assets less current liabilities** | | 2,146.3 | **2,948.7** |
| **Non-current liabilities** | | | |
| Loans and other borrowings | 12 | (1,070.3) | **(1,751.5)** |
| Deferred tax liabilities | 14 | (51.3) | **(86.6)** |
| Retirement benefit obligations | 15 | (99.7) | **(101.2)** |
| **Net assets** | | 925.0 | **1,009.4** |
| **Capital and reserves** | | | |
| Called up share capital | 16 | 7.0 | **7.1** |
| Share premium account | 16 | 1,191.0 | **1,202.3** |
| Foreign currency reserve | 16 | (116.2) | **(81.2)** |
| Profit and loss account deficit | 16 | (156.8) | **(118.8)** |
| **Equity shareholders' funds** | | 925.0 | **1,009.4** |

See notes to the financial information for additional details.

## YELL GROUP PLC AND SUBSIDIARIES

## UNAUDITED NOTES TO THE FINANCIAL INFORMATION

### 1. Basis of preparation and consolidation

The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

This unaudited financial information for the six months to 30 September 2005 has been prepared in accordance with the Group's International Financial Reporting Standards ("IFRS") accounting policies as set out in our conversion statements for the periods ended 31 March 2005. These accounting policies are the policies we expect to apply in our financial statements for the year ended 31 March 2006, which will be prepared in accordance with IFRS.

In preparing the financial information we used our best knowledge of the expected standards and interpretations, facts and circumstances and accounting policies that will be applicable at 31 March 2006. These may change before 31 March 2006. The expected standards and interpretations are subject to ongoing review by the European Union, and the International Accounting Standards Board may issue amended or additional standards or interpretations. Therefore, until we prepare our first full IFRS financial statements, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The amounts presented for the six months ended 30 September 2004 and at 30 September 2004 and 31 March 2005 have been restated from the amounts previously presented under UK GAAP. Details can be obtained from the IFRS conversion statements published on 13 June 2005 on our website.

Subsequent to publishing the IFRS conversion statements we have improved our analysis of deferred taxes and other items, which has given rise to adjustments to amounts presented on the face of the balance sheet at 31 March 2005. These adjustments have increased our deferred tax assets and deferred tax liabilities by £4.5 million and increased the share premium account and profit and loss deficit by £0.3 million. We also changed our methodology for calculating adjusted earnings per share ("EPS") to what we consider to be current best practice. We now add back amortisation net of tax, as opposed to adding it back gross. The adjusted EPS published for the six month period ended 30 September 2004 and for the year ended 31 March 2005 would have been 13.4 pence and 26.2 pence, respectively, under the new methodology. All changes are presentational in nature and do not affect the previously reported results or cash flows.

The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell's 2005 annual report published in June 2005, which includes the audited consolidated financial statements of Yell Group Plc and its subsidiaries for the year ended 31 March 2005.

The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, retirement benefit obligations and the related employee pension costs, acquisition accounting and taxes.

## 2. Revenue

| | Six months ended 30 September | | Change |
|---|---|---|---|
| | 2004 | 2005 | % |
| | £m | £m | |
| UK printed directories | 300.9 | **305.9** | *1.7%* |
| Other products and services | 24.1 | **35.3** | *46.5%* |
| **Total UK revenue** | 325.0 | **341.2** | *5.0%* |
| US printed directories: | | | |
| US printed directories at constant exchange rate [a] | 279.6 | **368.9** | *31.9%* |
| Exchange impact [a] | - | **1.0** | |
| **Total US revenue** | 279.6 | **369.9** | *32.3%* |
| **Group revenue** | 604.6 | **711.1** | *17.6%* |

[a] Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current period exchange rates.

See Note 9 for an analysis of the effect of acquisitions in the year on our results.

## 3. Operating profit and EBITDA information

***EBITDA by segment***

| | Six months ended 30 September | | Change |
|---|---|---|---|
| | 2004 | 2005 | % |
| | £m | £m | |
| UK printed directories | 121.1 | **117.2** | *(3.2%)* |
| Other products and services | 7.0 | **15.2** | *117.1%* |
| **Total UK operations** | 128.1 | **132.4** | *3.4%* |
| US operations: | | | |
| US printed directories at constant exchange rate [a] | 73.1 | **100.1** | *36.9%* |
| Exchange impact [a] | - | **0.4** | |
| **Total US operations** | 73.1 | **100.5** | *37.5%* |
| **Group adjusted EBITDA** | 201.2 | **232.9** | *15.8%* |

## 3. Operating profit and EBITDA information (continued)

***Reconciliation of group operating profit to EBITDA*** [a]

| | Six months ended 30 September 2004 £m | Six months ended 30 September 2005 £m | Change % |
|---|---|---|---|
| *UK operations* | | | |
| **Operating profit** | 122.2 | **131.8** | |
| Depreciation and amortisation of fixed assets | 5.9 | **5.6** | |
| **UK operations EBITDA** | 128.1 | **137.4** | 7.3% |
| Exceptional items | - | **(5.0)** | |
| **UK operations adjusted EBITDA** | 128.1 | **132.4** | 3.4% |
| **UK operations adjusted EBITDA margin** | 39.4% | **38.8%** | |
| *US operations* | | | |
| **Operating profit** | 51.8 | **85.2** | |
| Depreciation and amortisation of fixed assets | 8.5 | **12.9** | |
| **US operations EBITDA** | 60.3 | **98.1** | 62.7% |
| Exceptional items | 12.8 | **2.4** | |
| Exchange impact [b] | - | **(0.4)** | |
| **US operations adjusted EBITDA at constant exchange rate** [b] | 73.1 | **100.1** | 36.9% |
| Exchange impact [b] | - | **0.4** | |
| **US operations adjusted EBITDA** | 73.1 | **100.5** | 37.5% |
| **US operations adjusted EBITDA margin** | 26.1% | **27.2%** | |
| *Group* | | | |
| **Operating profit** | 174.0 | **217.0** | |
| Depreciation and amortisation of fixed assets | 14.4 | **18.5** | |
| **Group EBITDA** | 188.4 | **235.5** | 25.0% |
| Exceptional items | 12.8 | **(2.6)** | |
| Exchange impact [b] | - | **(0.4)** | |
| ***Group adjusted EBITDA at constant exchange rate*** [b] | 201.2 | **232.5** | 15.6% |
| Exchange impact [b] | - | **0.4** | |
| **Group adjusted EBITDA** | 201.2 | **232.9** | 15.8% |
| **Group adjusted EBITDA margin** | 33.3% | **32.8%** | |

[a] EBITDA is one of the key financial measures that we use to assess the growth in the business and operational efficiencies.

[b] Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

We do not allocate interest or taxation charges by product or geographic segment.

**4. *Results before and after exceptional items***

| | Six months ended 30 September | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2005 | | |
| | Ordinary items | Exceptional items | Total | Ordinary items | Exceptional items | Total |
| | £m | £m | £m | £m | £m | £m |
| **Gross profit** | 333.0 | - | 333.0 | **386.7** | - | **386.7** |
| Distribution costs | (17.7) | - | (17.7) | **(21.8)** | - | **(21.8)** |
| Administrative expenses | (128.5) | (12.8) | (141.3) | **(150.5)** | **2.6** | **(147.9)** |
| **Operating profit** | 186.8 | (12.8) | 174.0 | **214.4** | **2.6** | **217.0** |
| Net finance costs | (47.7) | - | (47.7) | **(53.3)** | **(7.8)** | **(61.1)** |
| **Profit (loss) before taxation** | 139.1 | (12.8) | 126.3 | **161.1** | **(5.2)** | **155.9** |
| Taxation | (43.6) | 4.8 | (38.8) | **(56.0)** | **3.5** | **(52.5)** |
| **Profit (loss) for the period** | 95.5 | (8.0) | 87.5 | **105.1** | **(1.7)** | **103.4** |

The exceptional items for the six months ended 30 September 2005 include restructuring and other costs of £2.4 million arising from the TransWestern acquisition, and a credit of £5.0 million from releasing a provision for IPO costs in the UK. Exceptional finance costs for the six months ended 30 September 2005 relate to the accelerated amortisation of deferred financing fees on our senior bank debt, which was redeemed at the date of the TransWestern acquisition. Exceptional administrative costs in the six months ended 30 September 2004 are costs relating to litigation brought against our US operations (see note 18).

## 5. Taxation

The tax charge is based on the estimated effective tax rate for the year. The effective tax rate for the six month period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

| | Six months ended 30 September | |
|---|---|---|
| | 2004 | 2005 |
| | £m | £m |
| Profit on ordinary activities before taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%) | 41.7 | **48.3** |
| Effects of: | | |
| Higher tax rates in US | 4.1 | **6.8** |
| Other disallowable expenses | 0.7 | **0.9** |
| Previously unrecognised US tax losses recognised in period | (2.9) | **-** |
| Tax charge on ordinary profit before tax | 43.6 | **56.0** |
| Net tax benefit on exceptional items | (4.8) | **(3.5)** |
| **Net charge on profit before tax** | 38.8 | **52.5** |
| | | |
| UK Corporation tax | 32.9 | **30.7** |
| Overseas income tax | 5.9 | **21.8** |
| Net charge on profit before tax | 38.8 | **52.5** |

## 6. Interim dividend

The interim dividend of 5.1 pence per share (2004 - 4.2 pence per share) is payable on 16 December 2005 to shareholders registered at the close of business on 18 November 2005 and will amount to £35.9 million (2004 - £29.5 million).

The accounting for the announced interim dividend is in compliance with IFRS, which stipulates that the liability for the dividend payment is not recorded until the period in which it is approved. Accordingly, the interim dividend has not been recorded as a liability in this financial information.

## UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

### 7. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the relevant financial period and on the weighted average share capital during the period.

| | Actual | Exceptional items, net of tax [a] | Amortisation, net of tax [b] | Adjusted |
|---|---|---|---|---|
| ***Six months ended 30 September 2005*** | | | | |
| Group profit after tax (£m) | **103.4** | **1.7** | **4.2** | **109.3** |
| Weighted average number of issued ordinary shares (millions) | **704.4** | | | **704.4** |
| **Basic earnings per share (pence)** | **14.7** | | | **15.5** |
| Effect of share options (pence) | **(0.2)** | | | **(0.1)** |
| **Diluted earnings per share (pence)** | **14.5** | | | **15.4** |
| ***Six months ended 30 September 2004*** | | | | |
| Group profit after tax (£m) | 87.5 | 8.0 | - | 95.5 |
| Weighted average number of issued ordinary shares (millions) | 699.8 | | | 699.8 |
| **Basic earnings per share (pence)** | 12.5 | | | 13.6 |
| Effect of share options (pence) | (0.2) | | | (0.2) |
| **Diluted earnings per share (pence)** | 12.3 | | | 13.4 |

a Exceptional items are explained in note 4.

b Amortisation of £6.9 million in 2005 arose from acquisitions in the period and is added back net of £2.7 million for tax. A goodwill charge of £2.9 million in 2004 arose from the recognition of tax net operating losses from acquisitions in the United States and had nil effect on adjusted earnings per share because the tax benefit was of equal amount.

### 8. Capital Expenditure

Capital expenditure on tangible fixed assets in the six months to September 2005 and 2004 was £9.8 million and £8.7 million, respectively. Proceeds on the sale of tangible fixed assets were £nil million in the same periods.

Capital expenditure committed at 30 September 2005 and 2004 was £5.9 million and £5.8 million, respectively, in respect of computers and office equipment.

**UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)**

## 9. Acquisitions

In the six months to 30 September 2005, the Yell Group acquired a number of directories businesses in the US for consideration totalling $1,611.1 million (£918.6 million). The purchases were accounted for as acquisitions. The largest acquisition was that of TransWestern Publishing on 15 July 2005 for a purchase price of $1,573.8 million (£897.6 million) plus expenses of $21.5 million (£12.3 million). The purchase price of TransWestern was allocated to the acquired assets and liabilities as follows:

| | Acquiree's carrying amount | Fair value adjustments | Debt and other liabilities extinguished | Provisional fair value |
|---|---|---|---|---|
| | £m | £m | £m | £m |
| **Fixed assets** | | | | |
| Intangible assets | 84.9 | 111.8 | - | 196.7 |
| Property, plant and equipment | 2.7 | (0.1) | - | 2.6 |
| Deferred tax assets | 31.8 | 0.2 | - | 32.0 |
| **Total fixed assets** | 119.4 | 111.9 | - | 231.3 |
| **Current assets** | | | | |
| Directories in development | 26.2 | - | - | 26.2 |
| Trade and other receivables | 53.6 | (0.6) | - | 53.0 |
| Cash and cash equivalents | 1.1 | - | - | 1.1 |
| **Total current assets** | 80.9 | (0.6) | - | 80.3 |
| **Current liabilities** | | | | |
| Loans and other borrowings | (3.6) | - | 3.6 | - |
| Corporation Tax | (0.7) | - | - | (0.7) |
| Trade and other payables | (88.6) | - | 27.7 | (60.9) |
| **Total current liabilities** | (92.9) | - | 31.3 | (61.6) |
| **Total assets less current liabilities** | 107.4 | 111.3 | 31.3 | 250.0 |
| **Non-current liabilities** | | | | |
| Loans and other borrowings | (386.3) | - | 386.3 | - |
| Deferred tax liabilities | (4.0) | (17.3) | - | (21.3) |
| **Identifiable net (liabilities) assets** | (282.9) | 94.0 | 417.6 | 228.7 |
| Goodwill | | | | 681.2 |
| Total cost | | | | 909.9 |

## 9. Acquisitions (continued)

*The results of TransWestern reduced the group profit before tax by £5.6 million in the* period from the date of acquisition to 30 September 2005. The results of TransWestern increased group results before amortisation, exceptional costs and tax by £3.2 million in the period from the date of acquisition to 30 September 2005. The consolidated financial information of the Yell Group includes a consolidation of the financial results of TransWestern for the 78 days ended 30 September 2005. The unaudited condensed pro forma financial information for the Yell Group, estimated as if TransWestern was purchased on 1 April 2004, for the six months ended 30 September 2004 and 2005 is as follows:

| | Six months ended 30 September | |
|---|---|---|
| | 2004 | 2005 |
| | £m | £m |
| Group revenue | 700.4 | **770.7** |
| Profit for the period | 86.4 | **109.4** |

We also made other acquisitions in the half year that are not considered material for presentation in the above pro forma table. We paid cash of $15.8 million (£8.7 million) to acquire net liabilities with a fair value totalling $0.4 million (£0.2 million) giving rise to additional goodwill of $12.8 million (£7.0 million) and other intangible assets of $3.4 million (£1.9 million). These acquisitions have contributed revenue of £0.3 million in the period from the dates of acquisition to 30 September 2005.

| | Six months ended 30 September |
|---|---|
| | 2005 |
| | £m |
| Total cost of acquisitions | 918.6 |
| Costs accrued at 30 September 2005 | (7.5) |
| Cash paid | 911.1 |
| Less cash acquired | (1.1) |
| Net cash outflow in period | 910.0 |

## 10. Deferred tax assets

The elements of deferred tax assets recognised in the accounts were as follows:

| | At 31 March 2005 | At 30 September 2005 |
|---|---|---|
| | £m | £m |
| Tax effect of timing differences due to: | | |
| Retirement benefit obligations | 29.9 | **30.4** |
| Bad debt provisions | 25.1 | **28.3** |
| Net operating losses | 20.9 | **20.4** |
| Deferred revenue | - | **15.5** |
| Depreciation | 9.2 | **9.2** |
| Unrealised benefit on unexercised stock options | 6.5 | **7.4** |
| Accrued expenses and other items | 5.5 | **12.5** |
| **Recognised deferred tax assets** | 97.1 | **123.7** |

## 11. *Trade and other receivables*

| | At 31 March 2005 | At 30 September 2005 |
|---|---|---|
| | £m | £m |
| Trade receivables | 429.3 | **475.1** |
| Other receivables | 8.1 | **16.1** |
| Accrued income | 4.7 | **0.9** |
| Prepayments | 9.2 | **24.1** |
| **Total trade and other receivables** | 451.3 | **516.2** |

## 12. Loans and other borrowings and net debt

| | At 31 March 2005 [a] | At 30 September 2005 [a] |
|---|---|---|
| | £m | £m |
| **Amounts falling due within one year** | | |
| Senior credit facilities | 90.0 | **234.2** |
| Net obligations under finance leases | 1.3 | **1.5** |
| **Total amounts falling due within one year** | 91.3 | **235.7** |
| **Amounts falling due after more than one year** | | |
| Senior credit facilities | 761.0 | **1,423.7** |
| Senior notes: | | |
| Senior sterling notes | 159.8 | **160.8** |
| Senior dollar notes | 67.4 | **72.7** |
| Senior discount dollar notes | 82.1 | **94.3** |
| **Total amounts falling due after more than one year** | 1,070.3 | **1,751.5** |
| **Net loans and other borrowings** | 1,161.6 | **1,987.2** |
| Cash and cash equivalents | (55.5) | **(35.1)** |
| **Net debt at end of period** | 1,106.1 | **1,952.1** |

[a] Balances are shown net of deferred financing fees of £12.9 million at 30 September 2005 and £14.0 million at 31 March 2005.

## 13. Trade and other payables

| | At 31 March 2005 | At 30 September 2005 |
|---|---|---|
| | £m | **£m** |
| Trade payables | 22.9 | **18.2** |
| Other taxation and social security | 23.1 | **22.9** |
| Other liabilities | 4.3 | **18.2** |
| Accruals | 117.0 | **121.1** |
| Deferred income | 91.5 | **147.7** |
| **Total trade and other payables falling due within one year** | 258.8 | **328.1** |

## 14. Deferred tax liabilities

The elements of deferred tax liabilities recognised in the accounts were as follows:

| | At 31 March 2005 | At 30 September 2005 |
|---|---|---|
| | £m | **£m** |
| The effect of timing differences due to: | | |
| Amortisation | 25.5 | **38.8** |
| Directories in development | 25.8 | **32.3** |
| Acquired intangible assets | - | **15.5** |
| **Recognised deferred tax liabilities** | 51.3 | **86.6** |

## 15. Retirement benefit obligations

The £1.5 million increase in retirement benefit obligations from £99.7 million at the year end to £101.2 million at 30 September 2005 is the net result of total charges of £9.7 million in the Income Statement and the estimated deficit increase of £5.0 million within the Statement of Recognised Income and Expense, offset by total cash contributions of £13.2 million. The £5.0 million estimated increase in deficit reflects an increase in liabilities arising from a change in the reference market rate to which the discount rate is tied, net of actuarial gains, and takes into account changes in asset values by reference to relevant market indices.

## 16. Changes in equity shareholders' funds

| | Share capital | Share premium | Foreign currency reserve | Profit and loss account | Total |
|---|---|---|---|---|---|
| | £m | £m | £m | £m | £m |
| **Balance at 31 March 2005** | 7.0 | 1,191.0 | (116.2) | (156.8) | 925.0 |
| Profit on ordinary activities after taxation | - | - | - | 103.4 | 103.4 |
| Dividends | - | - | - | (58.9) | (58.9) |
| Ordinary share issue | 0.1 | 11.3 | - | (10.0) | 1.4 |
| Capital Accumulation Plan and other share schemes [a] | - | - | - | 4.1 | 4.1 |
| Currency movements | - | - | 35.0 | - | 35.0 |
| Net losses not recognised in income statement | - | - | - | (0.6) | (0.6) |
| **Balance at 30 September 2005** | **7.1** | **1,202.3** | **(81.2)** | **(118.8)** | **1,009.4** |

[a] Amortisation of the costs incurred in buying shares held in an ESOP trust for employees.

## 17. United States Generally Accepted Accounting Principles

Our consolidated financial information is prepared in accordance with the Group's accounting policies under International Financial Reporting Standards ("IFRS") as set out in our conversion statements for the periods ended 31 March 2005, which differ in certain respects from those applicable in the United States ("US GAAP").

Differences result primarily from acquisition accounting. Under IFRS, acquisitions before 1 April 2004 are accounted for on a frozen GAAP basis, under which other intangible assets have not been recorded. Recording these other intangible assets would have affected the accounting for directories in development, goodwill and other intangibles and taxation. The measurement of the value of intangible assets acquired since 1 April 2004 cannot include the value of tax benefits under IFRS. Under US GAAP, other intangible assets have been recorded at a fair value that includes the tax benefits and have been amortised since the date of acquisition, regardless of when the acquisition was completed.

Other differences between IFRS and US GAAP arise from when certain costs associated with directories in development, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States can be recognised.

Differences in accounting for pensions arise from the use of different actuarial methods and from a difference in the timing of when actuarial gains and losses are recognised.

Dividends are recorded, under IFRS, in the period in which they are approved by the board of directors or shareholders. Under US GAAP, dividends are recorded in the period in which they are declared.

The following information summarises estimated adjustments, gross of their tax effect, which reconcile profit for the financial period and shareholders' funds from that reported under IFRS to that which would have been recorded had US GAAP been applied.

**Net profit**

| | Six months ended 30 September | |
|---|---|---|
| | 2004 | 2005 |
| | £m | £m |
| Profit for the financial period under IFRS | 87.5 | **103.4** |
| Adjustment for: | | |
| Directories in development | | |
| -Deferred costs | (11.5) | **(13.7)** |
| -Acquisition accounting | (4.0) | **(11.3)** |
| Pensions | (3.7) | **(7.5)** |
| Other intangible assets | (36.4) | **(28.5)** |
| Derivative financial instruments | 3.4 | **(2.9)** |
| Employee incentive plans | 1.6 | **-** |
| Deferred taxation | 27.0 | **21.8** |
| Other | (0.2) | **(1.5)** |
| **Profit for the financial period adjusted for US GAAP** | 63.7 | **59.8** |

## UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

### 17. United States Generally Accepted Accounting Principles (continued)

***Equity shareholders' funds***

| | At 31 March 2005 | At 30 September 2005 |
|---|---|---|
| | £m | £m |
| Equity shareholders' funds under IFRS | 925.0 | **1,009.4** |
| Adjustment for: | | |
| Directories in progress | (115.6) | **(146.6)** |
| Pensions | 94.9 | **101.2** |
| Additional minimum pension liability | (59.0) | **(59.0)** |
| Goodwill | (542.9) | **(451.4)** |
| Other intangible assets | 671.9 | **699.4** |
| Derivative financial instruments | 2.9 | **-** |
| Deferred taxation | (164.0) | **(290.8)** |
| Other | 1.7 | **-** |
| **Equity shareholders' funds adjusted for US GAAP** | 814.9 | **862.2** |

### 18. Litigation

The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and placed reliance on findings of the New York Court in the now settled suit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. The Yell Group fully provided for the estimated costs in the year ended 31 March 2005 arising from this class action.

## NOTES TO EDITORS

### Yell Group

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2005, Yell published 111 directories in the United Kingdom and 565 in the United States; in the United Kingdom, where it is a leading player in the classified advertising market, it served 478,000 unique advertisers. In the United States, where it is the leading independent directories business, it served 455,000 unique advertisers.

Yell's brands in the United Kingdom are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the United States are Yellow Book and Yellowbook.com, all of which are trademarks.

82-34674

YELL

# Yell Finance B.V.

Interim Financial Information for the
three and six months ended 30 September 2005

# OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR THE THREE AND SIX MONTHS ENDED 30 SEPTEMBER 2005

*References to "we", "us", "our", "Yell", the "Group" and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries.*

*The following information should be read in conjunction with the unaudited financial information for the Yell Group. The attached financial information has been prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS differs in certain important respects from accounting principles generally accepted in the United States ("US GAAP").*

*This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate.*

*You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005 for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.*

## Introduction

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

## Summary Results

| | Three months ended 30 September | | | Six months ended 30 September | | |
|---|---|---|---|---|---|---|
| | 2004 | 2005 | Change | 2004 | 2005 | Change |
| | (£ in millions) | | | (£ in millions) | | |
| Revenue | 323.7 | 397.5 | 22.8% | 604.6 | 711.1 | 17.6% |
| Cost of sales | (143.8) | (181.4) | 26.1% | (271.6) | (324.4) | 19.4% |
| Gross profit | 179.9 | 216.1 | 20.1% | 333.0 | 386.7 | 16.1% |
| Distribution costs | (9.4) | (12.4) | 31.9% | (17.7) | (21.8) | 23.2% |
| Administrative costs (including exceptional items) | (76.7) | (85.8) | 11.9% | (141.3) | (147.9) | 4.7% |
| **Operating profit before exceptional items** | 106.6 | 120.3 | 12.9% | 186.8 | 214.4 | 14.8% |
| Exceptional items | (12.8) | (2.4) | | (12.8) | 2.6 | |
| **Operating profit** | 93.8 | 117.9 | 25.7% | 174.0 | 217.0 | 24.7% |
| **Profit for the financial period before exceptional items** | 47.8 | 44.1 | | 80.4 | 86.1 | |
| **Profit for the financial period** | 39.8 | 43.4 | | 72.4 | 84.4 | |
| *Gross profit margin (%)* | *55.6* | *54.4* | | *55.1* | *54.4* | |
| EBITDA [(b)] | 101.0 | 130.4 | 29.1% | 188.4 | 235.5 | 25.0% |
| *EBITDA margin (%)* | *31.2* | *32.8* | | *31.2* | *33.1* | |
| EBITDA before exceptional items [(c)] | 113.8 | 132.8 | 16.7% | 201.2 | 232.9 | 15.8% |
| *EBITDA margin before exceptional items (%)* | *35.2* | *33.4* | | *33.3* | *32.8* | |
| Cash inflow from operations before payments of exceptional items, less capital expenditure | 99.9 | 128.7 | | 170.6 | 212.7 | |
| *Cash conversion before exceptional items (%)* [(d)] | *87.8* | *96.9* | | *84.8* | *91.3* | |

(a) *Results previously reported for the six months ended 30 September 2004 were reported under UK GAAP. Figures reported here are reported under International Financial Reporting Standards ("IFRS"). A detailed explanation of the changes can be obtained in the IFRS conversion statements published on our website on 13 June 2005.*

(b) *EBITDA comprises total operating profit before depreciation and amortisation of fixed assets, both being non-cash items. EBITDA is not a measurement of performance under IFRS or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net (loss) profit for the financial period (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this financial information to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See "Group Operating Profit and EBITDA".*

(c) *EBITDA before exceptional items comprises EBITDA as described above and excludes exceptional costs of £2.4 million arising from the TransWestern acquisition and an exceptional credit of £5.0 million in the six months ended 30 September 2005 from releasing an unused provision for IPO costs in the UK. EBITDA before exceptional items for the six months ended 30 September 2004 is stated before exceptional costs of £12.8 million (£8.0 million net of tax credit) which was the cost of litigation brought against our US operations.*

(d) *Cash conversion represents cash flow from operations before payments of litigation costs in the 2004 financial year and payments of litigation and acquisition costs in the 2005 financial year, less capital expenditure, as a*

*percentage of EBITDA before exceptional items. We believe cash conversion is a relevant measure used by companies to assess performance as it gives a relative measure of the efficiency with which EBITDA is converted into cash. Cash conversion should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation as an indicator of operating performance or as an alternative to cash flow from operating activities. See "Group Operating Profit and EBITDA".*

## Yell Group Operational Information

| **Unaudited** | **Six months ended 30 September** | | |
|---|---|---|---|
| | **2004** | **2005** | **Change** |
| *UK printed directories* | | | |
| Unique advertisers (thousands) [(a)] | 254 | 244 | *(3.9%)* |
| Directory editions published | 55 | 57 | |
| Unique advertiser retention rate (%) [(b)] | 75 | 74 | |
| Revenue per unique advertiser (£) | 1,183 | 1,256 | *6.2%* |
| *US printed directories (Yellow Book)* | | | |
| Unique advertisers (thousands) [(a)] [(c)] | 238 | 255 | *7.1%* |
| Directory editions published | 259 | 271 | |
| Unique advertiser retention rate (%) [(c)] | 72 | 71 | |
| Revenue per unique advertiser ($) | 2,133 | 2,346 | *10.0%* |
| *US printed directories (TransWestern)* | | | |
| Unique advertisers (thousands) [(a)] [(c)] | - | 39 | |
| Directory editions published | - | 58 | |
| Unique advertiser retention rate (%) [(c)] | - | 70 | |
| Revenue per unique advertiser ($) | - | 1,827 | |
| *Other UK products and services* | | | |
| Yell.com searchable advertisers at 30 September (thousands) [(d)] | 121 | 159 | *31.4%* |
| Yell.com searches for September (millions) | 16 | 25 | *56.3%* |
| Yell.com revenue per average searchable advertiser (£) [(e)] | 146 | 171 | *17.1%* |

---

*(a)* *Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.*

*(b)* *The proportion of unique advertisers that have renewed their advertising from the preceding publication.*

*(c)* *As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the six months ended 30 September 2004 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the United States is based on unique directory advertisers.*

*(d)* *Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase only products such as banners and domain names.*

*(e)* *Yell.com revenue per average searchable advertiser is calculated by dividing the recognised revenue for Yell.com in the six month period by the average number of Yell.com searchable advertisers (2004 – 112,000; 2005 – 150,000) in that period.*

**Revenue**

| | Three months ended 30 September | | Change | Six months ended 30 September | | Change |
|---|---|---|---|---|---|---|
| | 2004 | 2005 | | 2004 | 2005 | |
| | *(£ in millions)* | | | *(£ in millions)* | | |
| UK printed directories | 162.0 | 162.0 | - | 300.9 | 305.9 | *1.7%* |
| Other UK products and services | 12.4 | 18.8 | *51.6%* | 24.1 | 35.3 | *46.5%* |
| **Total UK revenue** | 174.4 | 180.8 | *3.7%* | 325.0 | 341.2 | *5.0%* |
| US printed directories: | | | | | | |
| US printed directories at constant exchange rate [(a)] | 149.3 | 212.7 | *42.5%* | 279.6 | 368.9 | *31.9%* |
| Exchange impact [(a)] | - | 4.0 | | - | 1.0 | |
| **Total US revenue** | 149.3 | 216.7 | *45.1%* | 279.6 | 369.9 | *32.3%* |
| **Group revenue** | 323.7 | 397.5 | *22.8%* | 604.6 | 711.1 | *17.6%* |

(a) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.*

Group revenue during the six months ended 30 September 2005 increased 17.6% to £711.1 million, or 17.4% at a constant exchange rate, from £604.6 million last year[1]. Group revenue would have increased 11.0% without the £40.0 million of revenue contributed by TransWestern, which was acquired on 15 July 2005.

We recognise revenue from advertising sales for each printed directory on completion of delivery of each directory.

*UK Revenue*

UK revenue increased 5.0% to £341.2 million. This was driven by 56.7% growth from Yell.com to £25.7 million and 1.7% growth from printed directories to £305.9 million. The effect of RPI minus 6%[2] was to reduce Yellow Pages rate card prices by an average of 2.9%.

The total number of unique print advertisers dropped 3.9% to 244,000. This reflects increased competition and the decline in retention to 74%, down from 75% at the year end and for the same period last year. This decline was offset by a 6.2% growth in average revenue per unique advertiser to £1,256. This growth resulted from both the slightly higher retention of higher value advertisers and new customers spending more.

1. *Throughout this report, unless otherwise indicated, references to "for the six months" are to the six months ended 30 September 2005 and references to "last year", the "prior year" or the "prior period" are to the corresponding period in the previous financial year.*

2. *Effective from January 2002 and pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we are required to cap the rates charged for advertising sold after that date in our UK printed consumer classified directories at the Retail Price Index ("RPI") minus 6% for an expected period of four years from January 2002. During the six months ended 30 September 2004 and 2005, the average price of advertising in our Yellow Pages decreased by 3.5% and 2.9%, respectively. We are not subject to any regulatory price constraints in the United States. The relevant price cap applied to approximately 47.8% and 41.3% of our Group revenue in the six months ended 30 September 2004 and 2005, respectively.*

Yell.com's revenue growth rate accelerated to 56.7%. Recognised revenue per average searchable advertiser increased 17.1% following the introduction of higher prices to reflect increased value for advertisers. Searchable advertisers at the end of the period were 31.4% higher than last year at 159,000.

We expect at least 3% UK revenue growth for the current year.

*US Revenue*

Total US revenue increased by £90.3 million, or 32.3%, from £279.6 million to £369.9 million. This included £40.0 million from the acquisition of TransWestern which was completed on 15 July 2005. On a constant US dollar basis, US revenue grew by £89.3 million, or 31.9%.

Excluding the new advertisers from Transwestern, Yellow Book increased unique advertisers by 7.1% to 255,000 and average revenue per unique advertiser by 10.0% to $2,346. Retention was slightly lower at 71% from 72% for the same period last year.

Organic revenue growth was 19.4%. Same-market growth was 9.7%, contributing 9.0% to the organic growth, with the particularly extensive new launch programme of 22 directories also contributing 10.4%. Revenue growth was offset by a 2.3% decrease in revenue, primarily arising from rescheduling production to later periods of the current year as we continue to rebalance production.

We completed the acquisition of TransWestern on 15 July 2005, which significantly expands our US footprint. The TransWestern acquisition added 14.1% to US revenue growth, with other smaller acquisitions adding a further 0.7%. TransWestern revenue in the period from 15 July to 30 September 2005 was mainly the result of sales made by the TransWestern sales organisation prior to its acquisition by the Yell Group. The results therefore do not yet reflect any real benefit of integration with the Yellow Book sales organisation.

We believe that full year organic growth in US revenue will be at least in line with expectations of 12%. The integration of TransWestern, particularly in the sales organisation, is progressing rapidly.

**Cost of Sales**

| | Three months ended 30 September | | | Six months ended 30 September | | |
|---|---|---|---|---|---|---|
| | 2004 | 2005 | Change | 2004 | 2005 | Change |
| | *(£ in millions)* | | | *(£ in millions)* | | |
| UK printed directories | 55.3 | 56.0 | *1.3%* | 110.1 | 111.7 | *1.5%* |
| Other UK products and services | 3.8 | 4.4 | *15.8%* | 6.9 | 8.3 | *20.3%* |
| **Total UK cost of sales** | 59.1 | 60.4 | *2.2%* | 117.0 | 120.0 | *2.6%* |
| US printed directories: | | | | | | |
| US printed directories at constant exchange rate [a] | 84.7 | 118.8 | *40.3%* | 154.6 | 203.7 | *31.8%* |
| Exchange impact [a] | - | 2.2 | | - | 0.7 | |
| **Total US cost of sales** | 84.7 | 121.0 | *42.9%* | 154.6 | 204.4 | *32.2%* |
| **Cost of sales** | 143.8 | 181.4 | *26.1%* | 271.6 | 324.4 | *19.4%* |

---

(a) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.*

We recognise the cost of sales for each directory on completion of delivery of that directory.

Our cost of sales consists principally of costs associated with the publication of directories, including costs of collecting content, paper, printing and pre-press production, as well as bad debt expense. The principal costs of collecting content, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

Cost of sales for the UK business increased by £3.0 million, or 2.6%, to £120.0 million in the six months ended 30 September 2005 from £117.0 million last year. Cost of sales as a percentage of revenue decreased slightly to 35.2% compared to 36.0% for the corresponding period in the prior year.

Cost of sales for US printed directories increased by 31.8% at a constant exchange rate, reflecting the increase in US revenue and the TransWestern acquisition. Cost of sales for US printed directories as a percentage of related revenue and at a constant exchange rate was 55.2%, a slight increase from 54.4% last year.

Our consolidated bad debt expense was £42.9 million, or 6.0% of Yell Group revenue in the six months ended 30 September 2005, as compared to £34.5 million, or 5.7%, last year. The charge for UK bad debts was 4.1% of UK printed directories and other products and services revenue compared to 4.3% last year. The US bad debt expense was 7.9% of US printed directories revenue in the six months ended 30 September 2005, as compared to 7.3% for the same period in the prior financial year, reflecting the additional growth and new customers, which historically have a higher risk of default.

## Gross Profit and Gross Profit Margin

| | Three months ended 30 September | | Change | Six months ended 30 September | | Change |
|---|---|---|---|---|---|---|
| | 2004 | 2005 | | 2004 | 2005 | |
| | *(£ in millions)* | | | *(£ in millions)* | | |
| UK printed directories | 106.7 | 106.0 | *(0.7%)* | 190.8 | 194.2 | 1.8% |
| Other UK products and services | 8.6 | 14.4 | *67.4%* | 17.2 | 27.0 | 57.0% |
| **Total UK gross profit** | 115.3 | 120.4 | *4.4%* | 208.0 | 221.2 | 6.3% |
| US printed directories: | | | | | | |
| US printed directories at constant exchange rate [a] | 64.6 | 93.9 | *45.4%* | 125.0 | 165.2 | 32.2% |
| Exchange impact [a] | - | 1.8 | | - | 0.3 | |
| **Total US gross profit** | 64.6 | 95.7 | *48.1%* | 125.0 | 165.5 | 32.4% |
| **Gross profit** | 179.9 | 216.1 | *20.1%* | 333.0 | 386.7 | 16.1% |
| | | | | | | |
| **Gross profit margin (%)** | | | | | | |
| UK operations | 66.1 | 66.6 | | 64.0 | 64.8 | |
| US operations | 43.3 | 44.2 | | 44.7 | 44.7 | |
| **Group total (%)** | 55.6 | 54.4 | | 55.1 | 54.4 | |

(a) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.*

Gross profit as a percentage of Group revenue was slightly down at 54.4% for the six months ended 30 September 2005 compared to 55.1% for 2004.

Our printed directories business in the United Kingdom, which we view as more developed than that in the United States, and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States. In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins. In the six months ended 30 September 2005, for example, our gross profit margin for our UK operations was 64.8%, compared to 44.7% for our US operations. Our overall gross profit margin is therefore affected, and will continue to be affected, by lower gross profit margins in the United States to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

**Distribution Costs and Administrative Costs**

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Distribution costs increased by £4.1 million, or 23.2%, from £17.7 million (2.9% of Group revenue) in the six months ended 30 September 2004 to £21.8 million (3.1% of Group revenue) in the six months ended 30 September 2005. Group distribution costs increased by 22.6% at a constant exchange rate. Our distribution costs have increased in line with the growth of our business.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses. Administrative costs increased from £141.3 million to £147.9 million in the six months ended 30 September 2005. Administrative costs excluding net exceptional credits of £2.6 million in 2005 and exceptional costs of £12.8 million in 2004 increased from £128.5 million to £150.5 million in the six months ended 30 September 2005; an increase of £22.0 million or 17.1% from last year.

## Group Operating Profit and EBITDA

| | Three months ended 30 September | | | Six months ended 30 September | | |
|---|---|---|---|---|---|---|
| | 2004 | 2005 | Change | 2004 | 2005 | Change |
| | (£ in millions) | | | (£ in millions) | | |
| **UK operations** | | | | | | |
| Operating profit, including exceptional items | 70.4 | 72.6 | | 122.2 | 131.8 | |
| Depreciation and amortisation of fixed assets | 3.0 | 2.7 | | 5.9 | 5.6 | |
| **UK operations EBITDA** | 73.4 | 75.3 | | 128.1 | 137.4 | |
| Exceptional items | - | - | | - | (5.0) | |
| **UK operations EBITDA before exceptional items** | 73.4 | 75.3 | *2.6%* | 128.1 | 132.4 | *3.4%* |
| **US operations** | | | | | | |
| Operating profit | 23.4 | 45.3 | 93.6% | 51.8 | 85.2 | *64.5%* |
| Depreciation and amortisation of fixed assets | 4.2 | 9.8 | | 8.5 | 12.9 | |
| **US operations EBITDA** | 27.6 | 55.1 | | 60.3 | 98.1 | |
| Exceptional items | 12.8 | 2.4 | | 12.8 | 2.4 | |
| **US operations EBITDA before exceptional items** | 40.4 | 57.5 | *42.3%* | 73.1 | 100.5 | *37.5%* |
| **US operations EBITDA before exceptional items at constant exchange rate [a]** | 40.4 | 56.4 | *39.6%* | 73.1 | 100.1 | *36.9%* |
| **Group** | | | | | | |
| Operating profit, including exceptional items | 93.8 | 117.9 | | 174.0 | 217.0 | |
| Depreciation and amortisation of fixed assets | 7.2 | 12.5 | | 14.4 | 18.5 | |
| **Group EBITDA** | 101.0 | 130.4 | *29.1%* | 188.4 | 235.5 | *25.0%* |
| **Group** | | | | | | |
| Operating profit before exceptional items | 106.6 | 120.3 | | 186.8 | 214.4 | |
| Depreciation and amortisation of fixed assets | 7.2 | 12.5 | | 14.4 | 18.5 | |
| **Group EBITDA before exceptional items** | 113.8 | 132.8 | *16.7%* | 201.2 | 232.9 | *15.8%* |
| **Group EBITDA before exceptional items at constant exchange rate [a]** | 113.8 | 131.7 | *15.7%* | 201.2 | 232.5 | *15.6%* |
| **EBITDA margin (%)** | | | | | | |
| UK operations | 42.1 | 41.6 | | 39.4 | 40.3 | |
| US operations | 18.5 | 25.4 | | 21.6 | 26.5 | |
| **EBITDA margin before exceptional items (%)** | | | | | | |
| UK operations | 42.1 | 41.6 | | 39.4 | 38.8 | |
| US operations | 27.1 | 26.5 | | 26.1 | 27.2 | |

(a) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year.*

Group EBITDA before exceptional items increased by 15.8% to £232.9 million, or 15.6% at a constant exchange rate. The Group EBITDA margin before exceptional items decreased 0.5 percentage points to 32.8%, reflecting the expected decline in the UK printed directories margin. EBITDA before exceptional items for the six months ended 30 September 2005 is stated before exceptional costs of £2.4 million on the TransWestern acquisition and an exceptional credit of £5.0 million from releasing a provision for IPO costs in the UK.

UK EBITDA before exceptional credits rose 3.4%, or £4.3 million, to £132.4 million, reflecting the sustained progress of Yell.com, which partially offset our continued investment to support the revenue growth of printed directories. Yell.com more than doubled its EBITDA to £10.9 million (operating profit of £10.1 million with depreciation of £0.8 million added back) from £4.8 million last year (operating profit of £3.9 million with depreciation of £0.9 million added back). The UK EBITDA margin before exceptional credits was 38.8%, compared with 39.4% in the previous year, reflecting continued investment in the increasingly competitive market and the reduction of Yellow Pages rate card prices. We believe the EBITDA margin at the year end will be in line with expectations.

In the US, revenue growth and operational leverage resulted in 37.5% growth in EBITDA before exceptional costs to £100.5 million from £73.1 million last year, or 36.9% growth at a constant exchange rate. The US EBITDA margin before exceptional costs increased from 26.1% to 27.2%. This growth was slightly lower than in the first quarter due to the phasing of investment in advertising and promotion. While we plan further investment in the US operations we also expect an annual increase of around 200 basis points in EBITDA margin for the full year.

**Pension Deficit**

The tri-annual actuarial valuation of the Yell Pension Plan has been agreed as a deficit of £64.8 million at 5 April 2005. We intend to make a payment of £64.8 million to the Plan in order to repair this deficit within the next three months. We intend in the future to increase our annual contributions so as to sustain a fully funded position on an actuarially determined basis. In the US we have a 401 (k) plan where benefits paid out are determined by contributions made by the employee.

A deficit of £101.2 million is presented at 30 September 2005 using the assumptions required by IAS 19, which are more conservative than those used in actuarial valuations like the one mentioned above.

**Net Finance Cost**

Net finance cost was £77.5 million in the six months ended 30 September 2005, an increase of £8.2 million from £69.3 million last year. Net finance cost comprised £44.2 million of net interest paid or to be paid within a six-month period, £5.8 million of interest rolled up into our long-term debt, £11.1 million of amortised financing costs and £16.4 million of interest payable to our parent company. The amortised financing costs of £11.1 million include £7.8 million of exceptional interest which is the accelerated amortisation of finance fees related to bank debt refinanced on 15 July 2005.

**Taxation**

The taxation charge was £55.1 million for the six months ended 30 September 2005, and £32.3 million last year. We expect our net tax payment for the full year to be around 40% of our tax expense. Net tax payments are expected to be unusually low because of tax benefits acquired with TransWestern, the continued use of tax losses in the US and the planned pension deficit repair. We also received tax refunds in the period for amounts that we overpaid in previous years.

**Profit after tax**

The profit after tax was £84.4 million for the six months ended 30 September 2005 compared to a profit after tax of £72.4 million for the same period in the prior year. This increase in profit reflects the strong EBITDA growth.

**Liquidity and Capital Resources**

Apart from significant acquisitions, which we have funded through a combination of borrowings and cash flows from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements. As noted above, we intend to make a payment of £64.8 million to the Yell Pension Plan in order to repair the Plan deficit within the next three months.

On 15 July 2005 we successfully syndicated a new £2 billion credit facility to fund the acquisition of TransWestern and to refinance the entire £876.7 million of bank debt that existed at that date. Our senior notes remain unaffected. Based on the enlarged group's strong cash generation, and including the pension deficit repair, we expect our net external debt to be just over four times our pro forma EBITDA by 31 March 2006.

*Cash Flows*

| | **Three months ended 30 September** | | **Six months ended 30 September** | |
|---|---|---|---|---|
| | **2004** | **2005** | **2004** | **2005** |
| | ***(£ in millions)*** | | ***(£ in millions)*** | |
| Net cash inflow from operating activities | 63.4 | 48.5 | 117.1 | 118.8 |
| Net cash used in investing activities | (5.0) | (910.3) | (8.7) | (919.8) |
| Net cash (used in) provided by financing activities | (63.0) | 778.8 | (85.5) | 778.8 |
| Net (decrease) increase in cash and cash equivalents | (4.6) | (83.0) | 22.9 | (22.2) |

Net cash inflow from operating activities for the six months ended 30 September 2005 was £118.8 million, compared with a net inflow of £117.1 million for the six months ended 30 September 2004. The increase from last year is primarily driven by the improvement in operating profit.

Net cash used in investing activities was £919.8 million for the six months ended 30 September 2005 for the purchase of subsidiary undertakings, including TransWestern, and tangible fixed assets. This compares to £8.7 million for the six months ended 30 September 2004 for the purchase of tangible fixed assets.

Net cash provided by financing activities was £778.8 million in the six months ended 30 September 2005 from the acquisition of new loans, and net cash used in financing activities was £85.5 million in the six months ended 30 September 2004 which comprised repayments of borrowings.

The net increase in cash and cash equivalents is stated before the effects of foreign currency exchange movements. Foreign currency exchange movements had the effect of increasing cash and cash equivalents by £4.0 million in the six months ended 30 September 2005 (2004 – an increase of £0.5 million).

*Cash Conversion*

The cash inflow from operations after capital expenditure but before payments of exceptional costs was £212.7 million for the six months ended 30 September 2005 and £170.6 million last year. This was an increase of 24.7% after accounting for foreign currency exchange movements, or 24.4% at a constant exchange rate. This underlying cash performance ("operating cash flow") is used by management to monitor business performance. In this performance measure we included capital expenditure for the six months ended 30 September 2005 and 2004 of £9.8 million and £8.7 million, respectively. We excluded payments of litigation costs of £9.0 million during the six months ended 30 September 2004 and excluded payments of litigation costs totalling £0.6 million and £2.4 million of TransWestern acquisition costs during the six months ended 30 September 2005.

Our performance measure operating cash flow of £212.7 million for the six months ended 30 September 2005 as a percentage of EBITDA before exceptional items of £232.9 million was 91.3% ("cash conversion"). Excluding the effect of the additional pension contribution totalling £8.8 million in the six months, we would have converted 95.1% of EBITDA before exceptional items of £232.9 million to cash. The performance measure operating cash flow of £170.6 million for the six months ended 30 September 2004 as a percentage of EBITDA before exceptional items of £201.2 million was 84.8%. Cash conversion can vary quarterly during the year according to timing of payments and receipts in relation to the phasing of EBITDA. Cash conversion is expected to decrease to around 75% in the remaining six months of the year reflecting the planned working capital investment to bring TransWestern's payment terms in line with Yellow Book's.

*Capital Resources*

At 30 September 2005, we had cash of £34.9 million, compared to £53.1 million at 31 March 2005.

We have made additional annual pension contributions of £8.8 million in the six months ended 30 September 2005. This is our second additional annual contribution and, while it reduces cash flow from operations, it has no effect on amounts presented in our consolidated income statements.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services and special pension contributions, would be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of £2,447.6 million at 30 September 2005, compared to £1,645.9 million at 31 March 2005 as set out below.

| | At 31 March 2005 | At 30 September 2005 |
|---|---|---|
| | *(£ in millions)* | |
| Long-term loans and other borrowings | | |
| Term Loan A1 – denominated in sterling [a] | 544.0 | 300.0 |
| Term Loan A2 – denominated in US dollars [b] | 315.6 | 1,133.1 |
| Senior notes | 314.7 | 331.3 |
| Revolving credit facility | - | 234.2 |
| Other | 1.3 | 1.5 |
| Total debt owed to third parties | 1,175.6 | 2,000.1 |
| Subordinated parent company loans | 537.4 | 495.3 |
| Total debt, including subordinated parent company loans | 1,713.0 | 2,495.4 |
| Unamortised financing costs | (14.0) | (12.9) |
| Total debt, net of unamortised financing costs | 1,699.0 | 2,482.5 |
| Cash and cash equivalents | (53.1) | (34.9) |
| **Net debt at end of the period** | 1,645.9 | 2,447.6 |

(a) *The old Term Loan A1 was refinanced and a new Term Loan A1 of £300 million obtained on 15 July 2005.*

(b) *The old Term Loan A2 was refinanced and a new Term Loan A2 of $2 billion obtained on 15 July 2005.*

Net third-party debt, excluding subordinated parent company loans, of £1,952.3 million as a multiple of pro forma (as if TransWestern had been part of the Group for the entire period) EBITDA before exceptional items over the last 12 months of £465.8 million was 4.2. This compares to 2.8 times EBITDA before exceptional items at 31 March 2005.

The movements in net third-party debt between 31 March 2005 and 30 September 2005 are as follows:

| | Net debt |
|---|---|
| | *(£ in millions)* |
| **At 31 March 2005** | 1,645.9 |
| Cash inflow from operations, less third-party interest and capital expenditure | (167.9) |
| Purchase of subsidiary undertakings | 910.0 |
| Net third-party finance costs | 37.0 |
| Currency movements | 22.6 |
| **At 30 September 2005** | 2,447.6 |

*Debt Obligations*

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of our senior credit facilities require us to maintain specified consolidated financial ratios for net total debt to earnings before interest, tax, depreciation and amortisation ("EBITDA", as defined in the facility agreement) and EBITDA to net cash interest payable.

**Other Matters**

*Off Balance Sheet Arrangements*

We do not have any off balance sheet arrangements.

*Market-Related Risks*

Interest is payable under our credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Over the period to September 2007 we have fixed interest initially on approximately 50% of the indebtedness under our bank credit facilities using interest rate swaps. This strategy is reviewed on a quarterly basis. When combined with the fixed rate senior notes, we have fixed our interest rates on approximately 55% of our total gross debt until September 2007, falling to approximately 50% thereafter. At 30 September 2005, we had £3.6 million net gains on interest rate swaps that have been recognised in other comprehensive income in the Statement of Recognised Income and Expense.

All of these instruments are entered into for hedging purposes and, under IFRS, gains and losses on these instruments are recognised directly in other comprehensive income. Such instruments have not been designated and do not qualify for hedge accounting under the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No 133 *"Accounting for Derivative Instruments and Hedging Activities"*, as amended and interpreted, for US GAAP purposes.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in US dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 65.8% of our external debt and 47.3% of our net external interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 24.3%. We do not currently intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice.

At 30 September 2005, we had £1,308.4 million of borrowings denominated in US dollars net of deferred financing fees, and £1,657.7 million of borrowings, also net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. The following examples illustrate the effect certain changes in foreign exchange rates and interest rates would have had in the six months ended 30 September 2005. The following discussion of estimated amounts generated from the sensitivity analysis is forward-looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

If the variable interest rates had been 1.0% higher or lower with no change in foreign exchange rates, our interest charge for the six months ended 30 September 2005 would vary by approximately £4.2 million higher or lower, respectively, taking into account our hedging arrangements, or £8.3 million higher or lower, respectively, without taking into account hedging arrangements.

If the average exchange rate of the US dollar as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable for the six months ended 30 September 2005 would have been approximately £3.9 million lower or £4.8 million higher, respectively.

Our exposure to interest rate fluctuations will depend on the amount of variable-rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place. Similarly, our exposure to currency fluctuations will depend on the mix of US dollar and pounds sterling-denominated indebtedness and the extent of any hedging arrangements.

*Litigation*

The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and placed reliance on findings of the New York Court in the now settled suit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. Yell Finance B.V. fully provided for the estimated costs in the year ended 31 March 2005 arising from this class action.

*Current UK Regulatory Review*

In April 2005, the Office of Fair Trading (OFT) completed its study of Yell's undertakings in respect of our Yellow Pages directories and announced that it was referring what it defined as "classified directory advertising services" to the Competition Commission for investigation. A wide range of outcomes is possible.

We have contributed fully to the investigation of "classified directories advertising services" by the Competition Commission.

The Competition Commission issued a revised timetable on 25 October 2005, lengthening the process by approximately six to eight weeks. The next publication, the Notification of Emerging Thinking, is now expected in January 2006 and the publication of the final report is expected in August 2006.

The Statement of Issues was published in August 2005 setting out the issues the Commission is considering in the Investigation. This statement, the revised timetable, initial submissions from all parties and other related information can be found on the Commission's website at www.competition-commission.org.uk.

*Critical Accounting Policies*

Our accounting policies are set out in our conversion statements for the periods ended 31 March 2005. These accounting policies are the policies we expect to apply in our financial statements for the year ended 31 March 2006, which will be prepared in accordance with IFRS. A discussion of the most significant policies that require our management to make subjective and complex judgments or to consider matters that are inherently uncertain are also contained within the Form 20-F filed with the SEC on 13 June 2005.

***Consolidated Results of our Parent Company***

Our parent company, Yell Group plc, and its subsidiaries, also provides consolidated financial information to the SEC, in order to disclose what it reports to the London Stock Exchange and to satisfy its requirement to produce an IFRS to US GAAP reconciliation for US employees.

82-34644

## YELL FINANCE B.V. AND SUBSIDIARIES

## CONSOLIDATED INCOME STATEMENTS

| (Unaudited) | Notes | Six months ended 30 September 2004 | 2005 |
|---|---|---|---|
| | | *(£ in millions)* | |
| **Revenue** | 2 | 604.6 | 711.1 |
| Cost of sales | | (271.6) | (324.4) |
| **Gross profit** | | 333.0 | 386.7 |
| Distribution costs | | (17.7) | (21.8) |
| Administrative expenses | 4 | (141.3) | (147.9) |
| **Operating profit** | 3 | 174.0 | 217.0 |
| Finance costs | | (69.9) | (78.8) |
| Finance income | | 0.6 | 1.3 |
| **Net finance costs** | 4 | (69.3) | (77.5) |
| **Profit on ordinary activities before taxation** | | 104.7 | 139.5 |
| Taxation | 6 | (32.3) | (55.1) |
| **Profit for the financial period** | 4 | 72.4 | 84.4 |

## CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

| (Unaudited) | Six months ended 30 September 2004 | 2005 |
|---|---|---|
| | *(£ in millions)* | |
| **Profit for the financial period** | 72.4 | 84.4 |
| Exchange differences on translation of foreign operations | 7.8 | 35.0 |
| Initial recognition of financial instruments used as hedges | - | (2.9) |
| Changes in retirement benefit obligations | - | (5.0) |
| Change in recorded value of financial instruments used as hedges | - | 4.7 |
| Tax effect of net losses not recognised in income statement | - | 1.6 |
| Tax benefit (reversing) arising on unexercised parent's stock options | (0.9) | 1.0 |
| Net gains not recognised in income statement | 6.9 | 34.4 |
| **Total recognised income for the financial period** | 79.3 | 118.8 |

The accompanying unaudited condensed notes are an integral part of these financial statements.

## YELL FINANCE B.V. AND SUBSIDIARIES

## CONSOLIDATED INCOME STATEMENTS

| (Unaudited) | Notes | Three months ended 30 September 2004 | 2005 |
|---|---|---|---|
| | | *(£ in millions)* | |
| **Revenue** | 2 | 323.7 | 397.5 |
| Cost of sales | | (143.8) | (181.4) |
| **Gross profit** | | 179.9 | 216.1 |
| Distribution costs | | (9.4) | (12.4) |
| Administrative expenses | 4 | (76.7) | (85.8) |
| **Operating profit** | 3 | 93.8 | 117.9 |
| Finance costs | | (36.5) | (42.1) |
| Finance income | | 0.5 | 1.3 |
| **Net finance costs** | 4 | (36.0) | (40.8) |
| **Profit on ordinary activities before taxation** | | 57.8 | 77.1 |
| Taxation | | (18.0) | (33.7) |
| **Profit for the financial period** | 4 | 39.8 | 43.4 |

## CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

| (Unaudited) | Three months ended 30 September 2004 | 2005 |
|---|---|---|
| | *(£ in millions)* | |
| **Profit for the financial period** | 39.8 | 43.4 |
| Exchange differences on translation of foreign operations | 0.8 | 6.5 |
| Change in retirement benefit obligations | - | 15.0 |
| Change in recorded value of financial instruments used as hedges | - | 3.6 |
| Tax effect of net gains not recognised in income statement | - | (4.8) |
| Tax benefit (reversing) arising on unexercised parent's stock options | (2.4) | 2.1 |
| Net (losses) gains not recognised in income statement | (1.6) | 22.4 |
| **Total recognised income for the financial period** | 38.2 | 65.8 |

The accompanying unaudited condensed notes are an integral part of these financial statements.

**YELL FINANCE B.V. AND SUBSIDIARIES**

**CONSOLIDATED CASH FLOW STATEMENTS**

| (Unaudited) | Notes | Six months ended 30 September 2004 | 2005 |
|---|---|---|---|
| | | *(£ in millions)* | |
| **Net cash inflow from operating activities** | | | |
| Cash generated from operations | | 170.3 | 219.5 |
| Interest paid | | (38.9) | (102.9) |
| Interest received | | 0.5 | 1.3 |
| Income tax (paid) refunded | | (14.8) | 0.9 |
| Net cash inflow from operating activities | | 117.1 | 118.8 |
| **Cash flows from investing activities** | | | |
| Purchase of tangible fixed assets | 6 | (8.7) | (9.8) |
| Purchase of subsidiary undertakings | 7 | - | (910.0) |
| Net cash used in investing activities | | (8.7) | (919.8) |
| **Cash flows used in financing activities** | | | |
| Acquisition of new loans | | - | 1,676.0 |
| Repayments of borrowings | | (85.5) | (883.9) |
| Finance fees paid | | - | (13.3) |
| Net cash (used in) provided by financing activities | | (85.5) | 778.8 |
| **Net increase (decrease) in cash and cash equivalents** | | 22.9 | (22.2) |
| Cash and cash equivalents at beginning of the period | | 18.4 | 53.1 |
| Exchange gains on cash and cash equivalents | | 0.5 | 4.0 |
| **Cash and cash equivalents at end of the period** | | 41.8 | 34.9 |
| **Cash generated from operations** | | | |
| Profit for the financial period | | 72.4 | 84.4 |
| Adjustments for: | | | |
| Tax | | 32.3 | 55.1 |
| Depreciation of tangible fixed assets | | 7.7 | 10.0 |
| Depreciation of software costs | | 3.8 | 1.6 |
| Amortisation of intangible assets | | - | 6.9 |
| Goodwill adjustment arising from previously unrecognised tax benefits acquired | | 2.9 | - |
| Finance income | | (0.5) | (1.3) |
| Finance cost | | 69.8 | 71.0 |
| Exceptional items | | - | 5.2 |
| Changes in working capital: | | | |
| Inventories and directories in development | | (27.1) | (19.5) |
| Trade and other receivables | | (2.9) | 8.9 |
| Trade and other payables | | 9.3 | (4.6) |
| Other | | 2.6 | 1.8 |
| **Cash generated from operations** | | 170.3 | 219.5 |

The accompanying unaudited condensed notes are an integral part of these financial statements.

# YELL FINANCE B.V. AND SUBSIDIARIES

## CONSOLIDATED CASH FLOW STATEMENTS

| (Unaudited) | Notes | Three months ended 30 September 2004 | 2005 |
|---|---|---|---|
| | | *(£ in millions)* | |
| **Net cash inflow from operating activities** | | | |
| Cash generated from operations | | 96.2 | 131.4 |
| Interest paid | | (23.5) | (90.7) |
| Interest received | | 0.2 | 0.7 |
| Income tax (paid) refunded | | (9.5) | 7.1 |
| Net cash inflow from operating activities | | 63.4 | 48.5 |
| **Cash flows from investing activities** | | | |
| Purchase of tangible fixed assets | | (5.0) | (5.1) |
| Purchase of subsidiary undertakings | | - | (905.2) |
| Net cash used in investing activities | | (5.0) | (910.3) |
| **Cash flows used in financing activities** | | | |
| Acquisition of new loans | | - | 1,676.0 |
| Repayments of borrowings | | (63.0) | (883.9) |
| Finance fees paid | | - | (13.3) |
| Net cash (used in) provided by financing activities | | (63.0) | 778.8 |
| **Net decrease in cash and cash equivalents** | | (4.6) | (83.0) |
| Cash and cash equivalents at beginning of the period | | 47.7 | 118.8 |
| Exchange losses on cash and cash equivalents | | (1.3) | (0.9) |
| **Cash and cash equivalents at end of the period** | | 41.8 | 34.9 |
| **Cash generated from operations** | | | |
| Profit for the financial period | | 39.8 | 43.4 |
| Adjustments for: | | | |
| Tax | | 18.0 | 33.7 |
| Depreciation of tangible fixed assets | | 3.7 | 5.0 |
| Depreciation of software costs | | 2.1 | 0.6 |
| Amortisation of intangible assets | | - | 6.9 |
| Goodwill adjustment arising from previously unrecognised tax benefits acquired | | 1.4 | - |
| Finance income | | (0.2) | (0.7) |
| Finance cost | | 36.2 | 33.7 |
| Exceptional items | | - | 10.2 |
| Changes in working capital: | | | |
| Inventories and directories in development | | (11.7) | (13.2) |
| Trade and other receivables | | (28.0) | (10.3) |
| Trade and other payables | | 33.6 | 21.2 |
| Other | | 1.3 | 0.9 |
| **Cash generated from operations** | | 96.2 | 131.4 |

The accompanying unaudited condensed notes are an integral part of these financial statements.

## YELL FINANCE B.V. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

| (Unaudited) | Notes | At 31 March 2005 | At 30 September 2005 |
|---|---|---|---|
| | | *(£ in millions)* | |
| **Non current assets** | | | |
| Goodwill | | 1,706.0 | 2,424.7 |
| Intangible assets | | - | 201.6 |
| Property, plant and equipment | | 40.1 | 39.2 |
| Deferred tax assets | 8 | 97.1 | 123.7 |
| Other assets | | 11.8 | 14.4 |
| **Total non current assets** | | 1,855.0 | 2,803.6 |
| **Current assets** | | | |
| Inventories | | 7.5 | 9.1 |
| Directories in development | | 165.1 | 216.4 |
| Trade and other receivables | 9 | 451.3 | 516.2 |
| Cash and cash equivalents | | 53.1 | 34.9 |
| **Total current assets** | | 677.0 | 776.6 |
| **Current liabilities** | | | |
| Loans and other borrowings | 10 | (150.2) | (235.7) |
| Corporation tax | | (20.7) | (60.3) |
| Trade and other payables | 11 | (258.6) | (328.1) |
| **Total current liabilities** | | (429.5) | (624.1) |
| **Net current assets** | | 247.5 | 152.5 |
| **Total assets less current liabilities** | | 2,102.5 | 2,956.1 |
| **Non-current liabilities** | | | |
| Loans and other borrowings | 10 | (1,548.8) | (2,246.8) |
| Deferred tax liability | 12 | (51.3) | (86.6) |
| Retirement benefit obligations | 13 | (99.7) | (101.2) |
| **Net assets** | | 402.7 | 521.5 |
| **Capital and reserves** | | | |
| Called up share capital | 14 | 0.1 | 0.1 |
| Share premium account | 14 | 605.4 | 605.4 |
| Currency reserve | 14 | (116.2) | (81.2) |
| Profit and loss account deficit | 14 | (86.6) | (2.8) |
| **Equity shareholders' funds** | | 402.7 | 521.5 |

The accompanying unaudited condensed notes are an integral part of these financial statements.

## UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS

### 1. Basis of preparation and consolidation

The principal activity of Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

This unaudited financial information for the six months to 30 September 2005 has been prepared in accordance with the Yell Finance B.V.'s International Financial Reporting Standards ("IFRS") accounting policies as set out in the conversion statements for the periods ended 31 March 2005. These accounting policies are the policies we expect to apply in the financial statements for the year ended 31 March 2006, which will be prepared in accordance with IFRS.

In preparing the financial information we used our best knowledge of the expected standards and interpretations, facts and circumstances and accounting policies that will be applicable at 31 March 2006. These may change before 31 March 2006. The expected standards and interpretations are subject to ongoing review by the European Union, and the International Accounting Standards Board may issue amended or additional standards or interpretations. Therefore, until we prepare our first full IFRS financial statements, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The amounts presented for the six months ended 30 September 2004 and at 30 September 2004 and 31 March 2005 have been restated from the amounts previously presented under UK GAAP. Details can be obtained from the IFRS conversion statements published on 13 June 2005 on our website.

Subsequent to publishing the IFRS conversion statements we have improved our analysis of deferred taxes and other items, which has given rise to adjustments to amounts presented on the face of the balance sheet at 31 March 2005. These adjustments have increased our deferred tax assets and deferred tax liabilities by £4.5 million. These changes have not affected the previously reported profit and loss or cash flows.

The foregoing information does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair statement of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the SEC on 13 June 2005, which includes the audited consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2005.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, retirement benefit obligations and the related employee pension costs, acquisition accounting and taxes.

## 2. Revenue

| | Six months ended 30 September | |
|---|---|---|
| | 2004 | 2005 |
| | (£ in millions) | |
| UK printed directories | 300.9 | 305.9 |
| Other products and services | 24.1 | 35.3 |
| **Total UK revenue** | 325.0 | 341.2 |
| **Total US revenue** | 279.6 | 369.9 |
| **Group revenue** | 604.6 | 711.1 |

| | Three months ended 30 September | |
|---|---|---|
| | 2004 | 2005 |
| | (£ in millions) | |
| UK printed directories | 162.0 | 162.0 |
| Other products and services | 12.4 | 18.8 |
| **Total UK revenue** | 174.4 | 180.8 |
| **Total US revenue** | 149.3 | 216.7 |
| **Group revenue** | 323.7 | 397.5 |

## 3. Operating profit

| | Six months ended 30 September | |
|---|---|---|
| | 2004 | 2005 |
| | (£ in millions) | |
| UK printed directories | 116.1 | 117.7 |
| Other products and services | 6.1 | 14.1 |
| **Total UK operating profit** | 122.2 | 131.8 |
| **Total US operating profit** | 51.8 | 85.2 |
| **Operating profit** | 174.0 | 217.0 |

| | Three months ended 30 September | |
|---|---|---|
| | 2004 | 2005 |
| | (£ in millions) | |
| UK printed directories | 67.3 | 69.4 |
| Other products and services | 3.1 | 3.2 |
| **Total UK operating profit** | 70.4 | 72.6 |
| **Total US operating profit** | 23.4 | 45.3 |
| **Operating profit** | 93.8 | 117.9 |

We do not allocate interest or taxation charges by product or geographic segment.

## UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS (continued)

### 4. Results before and after exceptional items

| | Six months ended 30 September | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2005 | | |
| | Ordinary items | Exceptional items | Total | Ordinary items | Exceptional items | Total |
| | *(£ in millions)* | | | | | |
| **Gross profit** | 333.0 | - | 333.0 | 386.7 | - | 386.7 |
| Distribution costs | (17.7) | - | (17.7) | (21.8) | - | (21.8) |
| Administrative expenses | (128.5) | (12.8) | (141.3) | (150.5) | 2.6 | (147.9) |
| **Operating profit** | 186.8 | (12.8) | 174.0 | 214.4 | 2.6 | 217.0 |
| Net interest payable | (69.3) | - | (69.3) | (69.7) | (7.8) | (77.5) |
| **Profit (loss) before taxation** | 117.5 | (12.8) | 104.7 | 144.7 | (5.2) | 139.5 |
| Taxation | (37.1) | 4.8 | (32.3) | (58.6) | 3.5 | (55.1) |
| **Profit (loss) for the period** | 80.4 | (8.0) | 72.4 | 86.1 | (1.7) | 84.4 |

| | Three months ended 30 September | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2005 | | |
| | Ordinary items | Exceptional items | Total | Ordinary items | Exceptional items | Total |
| | *(£ in millions)* | | | | | |
| **Gross profit** | 179.9 | - | 179.9 | 216.1 | - | 216.1 |
| Distribution costs | (9.4) | - | (9.4) | (12.4) | - | (12.4) |
| Administrative expenses | (63.9) | (12.8) | (76.7) | (83.4) | (2.4) | (85.8) |
| **Operating profit** | 106.6 | (12.8) | 93.8 | 120.3 | (2.4) | 117.9 |
| Net finance cost | (36.0) | - | (36.0) | (39.7) | (1.1) | (40.8) |
| **Profit (loss) before taxation** | 70.6 | (12.8) | 57.8 | 80.6 | (3.5) | 77.1 |
| Taxation | (22.8) | 4.8 | (18.0) | (36.5) | 2.8 | (33.7) |
| **Profit (loss) for the period** | 47.8 | (8.0) | 39.8 | 44.1 | (0.7) | 43.4 |

The exceptional items for the six months ended 30 September 2005 include restructuring and other costs of £2.4 million arising from the TransWestern acquisition, and a credit of £5.0 million from releasing a provision for IPO costs in the UK. Exceptional finance costs for the six months ended 30 September 2005 relate to the accelerated amortisation of deferred financing fees on our senior bank debt, which was redeemed at the date of the TransWestern acquisition. Exceptional administrative costs in the six months ended 30 September 2004 are costs relating to litigation brought against our US operations (see note 15).

UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS (continued)

**5. Taxation**

The tax charge is based on the estimated effective tax rate for the year. The effective tax rate for the six months ended 30 September 2005 and 2004 is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below.

| | Six months ended 30 September | |
|---|---|---|
| | 2004 | 2005 |
| | *(£ in millions)* | |
| Profit on ordinary activities before taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%) | 35.2 | 50.9 |
| Effects of: | | |
| Higher rate taxes in US | 4.1 | 6.8 |
| Other disallowable expenses | 0.7 | 0.9 |
| Previously unrecognised US tax losses recognised in period | (2.9) | - |
| **Net charge on ordinary profit before tax** | 37.1 | 58.6 |
| Net tax benefit on exceptional items | (4.8) | (3.5) |
| **Net charge on profit before tax** | 32.3 | 55.1 |
| UK Corporation tax | 26.4 | 33.3 |
| Overseas income tax | 5.9 | 21.8 |
| Net charge on profit before tax | 32.3 | 55.1 |

**6. Capital Expenditure**

Capital expenditure on tangible fixed assets in the six months to September 2005 and 2004 was £9.8 million and £8.7 million, respectively. Proceeds on the sale of tangible fixed assets were £nil million in the same periods.

Capital expenditure committed at 30 September 2005 and 2004 was £5.9 million and £5.8 million, respectively, in respect of computers and office equipment.

## UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS (continued)

### 7. Acquisitions

In the six months to 30 September 2005, Yell Finance B.V. acquired a number of directories businesses in the US for consideration totalling $1,611.1 million (£918.6 million). The purchases were accounted for as acquisitions. The largest acquisition was that of TransWestern Publishing on 15 July 2005 for a purchase price of $1,573.8 million (£897.6 million) plus expenses of $21.5 million (£12.3 million). The purchase price of TransWestern was allocated to the acquired assets and liabilities as follows:

| | Acquiree's carrying amount | Fair value adjustments | Debt and other liabilities extinguished | Provisional Fair value |
|---|---|---|---|---|
| | | *(£ in millions)* | | |
| **Fixed assets** | | | | |
| Intangible assets | 84.9 | 111.8 | - | 196.7 |
| Property, plant and equipment | 2.7 | (0.1) | - | 2.6 |
| Deferred tax assets | 31.8 | 0.2 | - | 32.0 |
| **Total fixed assets** | 119.4 | 111.9 | - | 231.3 |
| **Current assets** | | | | |
| Directories in development | 26.2 | - | - | 26.2 |
| Trade and other receivables | 53.6 | (0.6) | - | 53.0 |
| Cash and equivalents | 1.1 | - | - | 1.1 |
| **Total current assets** | 80.9 | (0.6) | - | 80.3 |
| **Current liabilities** | | | | |
| Loans and other borrowings | (3.6) | - | 3.6 | - |
| Corporation tax | (0.7) | - | - | (0.7) |
| Trade and other payables | (88.6) | - | 27.7 | (60.9) |
| **Total current liabilities** | (92.9) | - | 31.3 | (61.6) |
| **Total assets less current liabilities** | 107.4 | 111.3 | 31.3 | 250.0 |
| **Non-current liabilities** | | | | |
| Loans and other borrowings | (386.3) | - | 386.3 | - |
| Deferred tax liabilities | (4.0) | (17.3) | - | (21.3) |
| **Identifiable net (liabilities) assets** | (282.9) | 94.0 | 417.6 | 228.7 |
| Goodwill | | | | 681.2 |
| Total cost | | | | 909.9 |

## 7. Acquisitions (continued)

The results of TransWestern reduced the group profit before tax by £5.6 million in the period from the date of acquisition to 30 September 2005. The results of TransWestern increased group results before amortisation, exceptional costs and tax by £3.2 million in the period from the date of acquisition to 30 September 2005. The consolidated financial information of the Yell Group includes a consolidation of the financial results of TransWestern for the 78 days ended 30 September 2005. The unaudited condensed pro forma financial information for the Yell Group, estimated as if TransWestern was purchased on 1 April 2004, for the six months ended 30 September 2004 and 2005 is as follows:

| | Six months ended 30 September | |
|---|---|---|
| | **2004** | **2005** |
| | *(£ in millions)* | |
| Revenue | 700.4 | 770.7 |
| Profit for the financial period | 86.4 | 109.4 |

We also made other acquisitions in the half year that are not considered material for presentation in the above pro forma table. We paid cash of $15.8 million (£8.7 million) to acquire net assets with a fair value totalling $0.4 million (£0.2 million) giving rise to additional goodwill of $12.8 million (£7.0 million) and other intangibles of $3.4 million (£1.9 million). These acquisitions have contributed revenue of £0.3 million in the period from the dates of acquisition to 30 September 2005.

| | Six months ended 30 September 2005 |
|---|---|
| | *(£ in millions)* |
| Total cost of acquisitions | 918.6 |
| Costs accrued at 30 September 2005 | (7.5) |
| Cash paid | 911.1 |
| Less cash acquired | (1.1) |
| Net cash outflow in period | 910.0 |

## 8. Deferred taxation assets

The elements of deferred tax assets recognised in the accounts were as follows:

| | At 31 March 2005 | At 30 September 2005 |
|---|---|---|
| | *(£ in millions)* | |
| Tax effect of timing differences due to : | | |
| Retirement benefit obligations | 29.9 | 30.4 |
| Bad debt provisions | 25.1 | 28.3 |
| Recognised net operating losses | 20.9 | 20.4 |
| Deferred revenue | - | 15.5 |
| Depreciation | 9.2 | 9.2 |
| Unrealised benefit on unexercised parent's stock options | 6.5 | 7.4 |
| Accrued expenses and other items | 5.5 | 12.5 |
| **Recognised deferred tax assets** | 97.1 | 123.7 |

## 9. Trade and other receivables

| | At 31 March 2005 | At 30 September 2005 |
|---|---|---|
| | *(£ in millions)* | |
| Trade debtors | 429.3 | 475.1 |
| Other debtors | 8.1 | 16.1 |
| Accrued income | 4.7 | 0.9 |
| Prepayments | 9.2 | 24.1 |
| **Total trade and other receivables** | 451.3 | 516.2 |

All amounts above fall due within one year.

## 10. Loans, other borrowings and net debt

| | At 31 March 2005 | At 30 September 2005 |
|---|---|---|
| | *(£ in millions)* | |
| **Amounts falling due within one year** | | |
| Senior credit facilities | 90.0 | 234.2 |
| Subordinated parent company loan | 58.9 | - |
| Net obligations under finance leases | 1.3 | 1.5 |
| **Amounts falling due within one year** | 150.2 | 235.7 |
| **Amounts falling due after more than one year** | | |
| Senior credit facilities | 769.6 | 1,433.1 |
| Senior notes: | | |
| Senior sterling notes | 162.5 | 162.5 |
| Senior dollar notes | 68.8 | 73.6 |
| Senior discount dollar notes | 83.4 | 95.2 |
| Subordinated parent company loan | 478.5 | 495.3 |
| **Amounts falling due after more than one year** | 1,562.8 | 2,259.7 |
| Unamortised finance fees | (14.0) | (12.9) |
| **Net amounts falling due after more than one year** | 1,548.8 | 2,246.8 |
| **Net loans and other borrowings** | 1,699.0 | 2,482.5 |
| Cash and cash equivalents | (53.1) | (34.9) |
| **Net debt at end of period** | 1,645.9 | 2,447.6 |

**UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS (continued)**

**11. Trade and other payables**

| | At 31 March 2005 | At 30 September 2005 |
|---|---|---|
| | *(£ in millions)* | |
| Trade payables | 22.9 | 18.2 |
| Other taxation and social security | 23.1 | 22.9 |
| Other liabilities | 4.3 | 18.2 |
| Accruals | 116.8 | 121.1 |
| Deferred income | 91.5 | 147.7 |
| **Total trade and other payables falling due within one year** | 258.6 | 328.1 |

**12. Deferred taxation liabilities**

The elements of deferred tax liabilities recognised in the accounts were as follows:

| | At 31 March 2005 | At 30 September 2005 |
|---|---|---|
| | *(£ in millions)* | |
| The effect of timing differences due to : | | |
| Allowable amortisation | 25.5 | 37.2 |
| Directories in development valuation | 25.8 | 32.3 |
| Acquired intangible assets | - | 17.1 |
| **Recognised deferred tax liabilities** | 51.3 | 86.6 |

**13. Retirement benefit obligations**

The £1.5 million increase in retirement benefit obligations from £99.7 million at the year end to £101.2 million at 30 September 2005 is the net result of total charges of £9.7 million in the Income Statement and the estimated deficit increase of £5.0 million within the Statement of Recognised Income and Expense offset by total cash contributions of £13.2 million. The £5.0 million estimated increase in deficit reflects an increase in liabilities arising from a change in the reference market rate to which the discount rate is tied, net of actuarial gains, and takes into account changes in asset values by reference to relevant market indices.

**14. Changes in equity shareholders' funds**

| | Share capital | Share premium | Foreign currency reserve | Profit and loss account | Total |
|---|---|---|---|---|---|
| | | | *(£ in millions)* | | |
| **Balance at 31 March 2005** | 0.1 | 605.4 | (116.2) | (86.6) | 402.7 |
| Profit for the period | - | - | - | 84.4 | 84.4 |
| Currency movements | - | - | 35.0 | - | 35.0 |
| Net losses not recognised in income statement | - | - | - | (0.6) | (0.6) |
| **Balance at 30 September 2005** | 0.1 | 605.4 | (81.2) | (2.8) | 521.5 |

**15. Litigation**

The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and placed reliance on findings of the New York Court in the now settled suit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. Yell Finance B.V. fully provided for the estimated costs in the year ended 31 March 2005 arising from this class action.